UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40858

XORTX Therapeutics Inc.

3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Re-Engagement of IR Agency LLC

As previously disclosed, on May 13, 2026, XORTX Therapeutics Inc. (the “Company”) entered into an investor relations and marketing agreement (the “Original IR Agreement”) with IR Agency LLC (“IR Agency”) in connection with the Company’s US$5,000,000 public offering completed on May 19, 2026, and US$2,500,000 of the net proceeds of that offering was allocated to IR Agency for marketing and advertising services. Effective August 7, 2026, the Company and IR Agency mutually agreed to terminate and rescind the Original IR Agreement, all services under it were discontinued, and the full amount previously paid to IR Agency was returned to the Company on August 14, 2026.

At that time, the Company elected to postpone its investor relations and marketing program while it completed its previously announced voluntary delisting from the TSX Venture Exchange (the “TSXV”). The Company also disclosed its intention to re-engage IR Agency following completion of the voluntary delisting when deemed appropriate by management and the board of directors.

On August 28, 2026, the Company received final approval from the TSXV for the voluntary delisting of its common shares, and the delisting took effect as of close of business September 1, 2026. The Company’s common shares continue to be listed on the Nasdaq Capital Market under the symbol “XRTX”.

On September 2, 2026, following completion of the voluntary delisting and consistent with its previously disclosed intention, the Company entered into a revised consulting agreement (the “IR Agreement”) with IR Agency, pursuant to which IR Agency will provide marketing and advertising services to communicate information about the Company to the financial community, including the creation of company profiles and media distribution of Company news. The IR Agreement has a term of three months commencing September 3, 2026 and provides for a maximum of ten news distribution campaigns during the term, subject to extension by mutual agreement of the parties. In consideration for the services, the Company has agreed to pay IR Agency a fee of US$2,500,000, payable in advance by wire transfer on or before September 2, 2026, which is being funded from the amounts returned to the Company by IR Agency in August 2026 and reserved by the Company for future investor relations expenditures. Under the terms of the IR Agreement, the fee is fully earned upon receipt and is non-refundable, including upon termination. Either party may terminate the IR Agreement at any time on written notice.

The foregoing description of the IR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the IR Agreement, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-269429) and Form S-8 (File No. 333-268034), and into any prospectus forming a part thereof, to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of applicable United States and Canadian securities laws, including statements regarding the timing, scope and conduct of the Company’s investor relations and marketing program under the IR Agreement, the anticipated benefits of the voluntary delisting from the TSXV, and the Company’s continued listing on the Nasdaq Capital Market. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the risk that the investor relations program does not achieve its intended objectives, the Company’s ongoing compliance with Nasdaq continued listing standards, the Company’s need for additional capital, and the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and its other reports filed with or furnished to the U.S. Securities and Exchange Commission, available at www.sec.gov, and filed with Canadian securities regulators, available on SEDAR+. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement.

EXHIBIT INDEX

Exhibit	Description
99.1	Consulting Agreement, dated September 2, 2026, between XORTX Therapeutics Inc. and IR Agency LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX Therapeutics Inc.

Date: September 4, 2026	By:	/s/ Mika Grasso
	Name:	Mika Grasso
	Title:	Co-Chief Executive Officer

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